SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS		AFFILIATE OFFICES
GEOFFREY CHAN *	42/F, EDINBURGH TOWER, THE LANDMARK
SHU DU *	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
ANDREW L. FOSTER *		CHICAGO
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	HOUSTON
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	LOS ANGELES
HAIPING LI *	www.skadden.com	NEW YORK
RORY MCALPINE ♦		PALO ALTO
JONATHAN B. STONE *		WASHINGTON, D.C.
PALOMA P. WANG		WILMINGTON

♦ (ALSO ADMITTED IN ENGLAND & WALES)		BEIJING
* (ALSO ADMITTED IN NEW YORK)		BRUSSELS
FRANKFURT
REGISTERED FOREIGN LAWYER		LONDON
Z. JULIE GAO (CALIFORNIA)		MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

June 24, 2021

Via Edgar

Ms. Mara Ransom

Mr. Donald Field

Mr. Joel Parker

Mr. James Giugliano

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	DiDi Global Inc.
CIK No. 0001764757
Amendment No. 1 to the Registration Statement on Form F-1

Dear Ms. Ransom, Mr. Field, Mr. Parker and Mr. Giugliano:

On behalf of our client, DiDi Global Inc. (formerly known as Xiaoju Kuaizhi Inc.), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 22, 2021 on the Company’s registration statement on Form F-1 initially filed with the Commission on June 10, 2021.

Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 1 to the registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with the estimated offering size and price range for the offering and certain exhibits via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement  where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company respectfully advises the staff that the Company plans to commence the road show for the offering on June 25, 2021 and to request that the Staff declare the effectiveness of the Registration Statement on or about June 29, 2021. The Company will file joint acceleration requests in time before the requested effective time. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Our Scale, page 2

1.                                      We note your response to our prior comment 3 and reissue. As indicated in your response and throughout the prospectus, GTV appears predominantly relevant to only your Core Platform and specifically your China Mobility and International segments. The graphic included in this section and the cover page artwork, however, continue to highlight total platform GTV which isn’t discussed anywhere else in the prospectus. Please revise the graphic and the cover page artwork to present only Core Platform GTV or advise why this metric is meaningful to investors especially given your explanation that GTV is not an appropriate or meaningful operating metric to describe the performance and scale of your Other Initiatives business.

In response to the Staff’s comment, the Company has revised the prospectus artwork and the graphic on pages 2, 108 and 158 to present its Core Platform GTV for the specified period.

The Didi Partnership and its related arrangements..., page 49

2.                                      Please revise this risk factor to state the Didi Partnership will, as opposed to “may,” impact shareholder’s ability to appoint Executive Directors. Also, in order to highlight the risks associated with the terms of the Didi Partnership, please separate the risks associated with the nomination process from the risks of conflicts of interest.

In response to the Staff’s comment, the Company has revised the disclosure on pages 49 and 50 of the Registration Statement.

Claims and/or regulatory actions against us related to anti-monopoly, page 53

3.                                      We note your response to our prior comment 4 and reissue in part. We note your revised disclosure that you completed a self-inspection and that the relevant governmental authorities conducted onsite inspections. Please advise, with a view towards revised disclosure, if the self-inspection or governmental inspection uncovered any possible violations which could materially impact the company’s business and operations going forward.

In response to the Staff’s comment, the Company has added disclosure regarding the self-inspection on page 55. The Company respectfully advises the Staff that it has made efforts to correct or improve the areas uncovered in the self-inspection to ensure compliance to the extent it can, and does not believe these could materially adversely impact the Company’s business and operations going forward. The Company also respectfully advises the Staff that the Company has not been made aware of the results or conclusions of the governmental inspection.

Management, page 201

4.                                      Explain how the DiDi Partnership will “ensure the sustainability and governance of [y]our company and better align them with the interests of our shareholders” and “help [you] better manage [y]our business and to carry out [y]our vision, mission and values.” For example, given the significant influence that the DiDi Partnership will have over the composition of the board and management of the company, explain how the partnership expects to better align the sustainability and governance of the company with the interests of your shareholders. If you obligate the partners in the Partnership to retain a significant equity interest in you, state as much.

The Company respectfully advises the Staff that there are provisions in the DiDi Partnership agreement that help ensure the alignment of the sustainability and governance of the Company with the interests of the shareholders. For example, there are specific qualification requirements as to admission of partners to the partnership, including requiring any candidates to have a consistent commitment to the Company’s mission, vision and values as well as a track record of contribution to the business of the Company, the lack of which would disqualify any candidate or cause the removal of an existing limited partner from the partnership. Notwithstanding the foregoing, in consideration of the Staff’s comments, the Company has removed the referenced language on pages 14 and 204 of the Registration Statement.

In addition, the Company respectfully advises the Staff that the partners in the DiDi Partnership are not obligated to retain an equity interest in the Company.

Nomination and Election of Partners, page 201

5.                                      We note your disclosure in the first paragraph that the election of new partners requires a “certain affirmative vote” of all partners. Please revise to clarify the required vote for new partners to be elected. If you intend to elect additional partners prior to effectiveness, please state as much. Also clarify the required vote to remove a partner and to amend the partnership agreement as discussed on page 203.

In response to the Staff’s comment, the Company has revised the disclosure on pages 204 and 206 of the Registration Statement. The Company does not expect any new partners to be elected to the partnership prior to the effectiveness of the Registration Statement.

Executive Director Appointment and Removal Right, page 202

6.                                      Please revise to identify any Executive Directors who will be appointed pursuant to the DiDi Partnership. In this regard, we note that you have identified the Founding Partners and the initial members of the Partnership Committee but you have not explicitly identified who will be Executive Directors. Please also revise the management chart on page 204 accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 205 and 207 of the Registration Statement.

Executive Director Appointment and Removal Right, page 202

7.                                      Your disclosure states that the removal of any executive position of the Core Management Members shall be subject to unanimous approval by the Founding Partners, however, this statement is unclear. If you mean to say that the removal of any executive position “held by” the Core Management Members, please revise to state as much. Alternatively, revise to clarify the intent of this provision.

In response to the Staff’s comment, the Company has revised the disclosure on page 205 of the Registration Statement.

People’s Republic of China Taxation, page 246

8.                                      We note that the tax opinion filed as Exhibit 8.2 (included in Exhibit 99.2) is a short-form tax opinion. Please revise this section to state clearly that the tax disclosures are the opinion of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 250 of the Registration Statement.

Exhibit Index, page II-6

9.                                      Please file the DiDi Partnership agreements discussed on pages 201-204, consistent with Item 601(b)(4) of Regulation S-K.

In response to the Staff’s comment, the Company has filed the partnership agreement as Exhibit 4.5 of the Registration Statement.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com, or Amanda Zhang, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 +86 10 6533 2098 or via email at amanda.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Will Wei Cheng, Chairman and Chief Executive Officer, DiDi Global Inc.
Jean Qing Liu, Director and President, DiDi Global Inc.
Stephen Jingshi Zhu, Director and Senior Vice President, DiDi Global Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yi Gao, Esq., Simpson Thacher & Bartlett LLP
Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP